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                 September 20, 2022

       Patrick Grosso
       Chief Legal Officer
       F45 Training Holdings Inc.
       3601 South Congress Avenue, Building E
       Austin, Texas 78704

                                                        Re: F45 Training
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on September
19, 2022
                                                            File No. 333-267487

       Dear Mr. Grosso:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services